

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2024

Brandon LaVerne
Chief Executive Officer
Ontrak, Inc.
333 S. E. 2 nd Avenue, Suite 2000
Miami, FL 33131

>**Re: Ontrak, Inc.**
>**Registration Statement on Form S-1**
>**Filed April 22, 2024**
>**File No. 333-278848**

Dear Brandon LaVerne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: John Tishler